iO3

BROADRIDGE CORPORATE ISSUER SOLUTIONS
C/O IOTHREE LIMITED
140 PAYA LEBAR ROAD #07-02
AZ @ PAYA LEBAR, SINGAPORE 409015

**SCAN TO VIEW MATERIALS & VOTE**

**VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above**
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

**ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS**
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

**VOTE AT THE MEETING**
If you would like to vote in person, please attend the extraordinary general meeting of shareholders to be held on Friday, October 10, 2025, at 10:00 a.m., local time, at 161 Kallang Way, #07-01 and #07-08, Singapore 349247.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V79722-S21667 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

**THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.**

**IOTHREE LIMITED**

**The Board of Directors recommends you vote FOR the following proposals:**

| | | For | Against | Abstain |
|---|---|---|---|---|
| 1. | The authorized share capital of the Company be increased from US$500,000.00 divided into 80,000,000 ordinary shares of a par value of US$0.00625 each to US$5,000,000.00 divided into 800,000,000 shares of a par value of US$0.00625 each, comprising (i) 700,000,000 ordinary shares of a par value of US$0.00625 each (the "**Ordinary Shares**"), (ii) 90,000,000 class A shares of a par value of US$0.00625 each (the "**Class A Shares**"), and (iii) 10,000,000 preferred shares of a par value of US$0.00625 each (the "**Capital Restructuring**"); following the Capital Restructuring and subject to the adoption of the ARM&A (as defined below), the 14,282,400 issued Ordinary Shares registered in the name of iO3 Strategic Investments Limited be redesignated as 14,282,400 issued Class A Shares and the 4,927,200 issued Ordinary Shares registered in the name of All Wealthy International Limited be redesignated as 4,927,200 issued Class A Shares, in each case with immediate effect and having the rights and subject to the restrictions set out in the ARM&A (the "**Share Redesignation**") (the "**Proposal 1**"). | ☐ | ☐ | ☐ |
| 2. | A share consolidation of the Company's issued and unissued shares par value US$0.00625 each be approved at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-twenty (20) (the "**Range**"), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the "**Board**") in its sole discretion within 365 calendar days after the date of passing of these resolutions (the "**Share Consolidation**"). In respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation (the "**Proposal 2**"). | ☐ | ☐ | ☐ |
| 3. | The second amended and restated memorandum and articles of association (the "**ARM&A**"), in the form produced to the meeting, initialed by the chairman of the meeting for the purpose of identification and attached to the proxy statement as **Annex A**, be adopted in its entirety and in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company with immediate effect (the "**Proposal 3**"). | ☐ | ☐ | ☐ |

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

| | | | |
|---|---|---|---|
| Signature [PLEASE SIGN WITHIN BOX] | Date | Signature (Joint Owners) | Date |

**Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:**
The Notice and Proxy Statement is available at www.proxyvote.com.

V79723-S21667

**IOTHREE LIMITED**
**THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS**
**SPECIAL MEETING OF SHAREHOLDERS**
**October 10, 2025**

The shareholder(s) hereby appoint(s) the Board of Directors of iOThree Limited as proxies with the power to appoint their substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of iOThree Limited that the shareholder(s) is/are entitled to vote at the Special Meeting of Shareholders to be held at 10:00 a.m., Local Time on Friday October 10, 2025, at 161 Kallang Way, #07-01 and #07-08, Singapore 349247, and any adjournment or postponement thereof.

**THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2 and 3.**

**PLEASE cast your vote promptly and in accordance with any of the voting methods set forth on reverse side**

**CONTINUED AND TO BE SIGNED ON REVERSE SIDE**